ORRICK, HERRINGTON & SUTCLIFFE LLP 51 W 52ND STREET NEW YORK, NEW YORK 10019-6142 tel +1-212-506-5000 fax +1-212-506-5151 WWW.ORRICK.COM

August 9, 2012

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attn:                    Mark P. Shuman, Branch Chief - Legal
Edwin Kim, Attorney-Advisor
Craig Wilson, Senior Assistant Chief Accountant
Laura Veator, Staff Accountant

Re:                             Shutterstock, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 29, 2012
File No. 333-181376

Ladies and Gentlemen:

We are submitting this letter on behalf of Shutterstock, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 20, 2012 (the “Staff Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-181376) (the “Form S-1”). The Company is concurrently filing Amendment No. 2 to the Form S-1 (the “Amendment”) to respond to the Staff Letter and to include updated financial information as of and for the period ended June 30, 2012.

In this letter, we have cited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Concurrent with the filing of the Amendment and in response to the Staff’s comments in the Staff Letter, we have supplementally provided additional materials to the Commission pursuant to Rule 418(b) of Regulation C, which are not to be deemed part of the Form S-1 and which we respectfully request to be returned upon the completion of the Staff’s review (the “Supplemental Materials”).  Capitalized terms used but not defined in this letter shall have the meanings given them in the Form S-1.

Also enclosed for the convenience of the Staff are two copies of the Amendment marked to show changes from Amendment No. 1 to the Form S-1 filed by the Company on June 29, 2012.

Prospectus Summary

1.                                      We note your response to prior comment 2 regarding your claims as to your industry leadership and size.  Please revise to clarify it is your belief that you are an “industry-leading global marketplace for commercial digital imagery.” Also, please revise to clarify what you mean by “highest volume” and “largest,” as they pertain to your site traffic, downloads, and library.  Your response letter provides more detailed information such as number of images uploaded, average monthly unique visitors worldwide, average monthly page views, and also provides context in terms of when these measures were calculated.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment to clarify what it means by “highest volume” and “largest” with respect to its site traffic, downloads and library.  With respect to the assertion that the Company is an industry-leading marketplace, the Company respectfully advises the Staff of a recent market study performed by L.E.K. Consulting LLC.  We have included the portions of such report that support the statements made in the Form S-1 in the Supplemental Materials provided to the Staff.  The Company believes that the findings of this report, along with the Company’s own surveys of the competitive landscape demonstrating leadership in site traffic, library size, and volume of downloads, supports its assertion that it is “an industry-leading global marketplace for commercial digital imagery.”

2.                                      Please revise the prospectus summary to clarify that either substantially all or of your cash balance will be paid to LLC investors before the effective date and that you will initially rely on funds obtained under a prospective line of credit and your offering proceeds to fund short-term capital needs of your operations.  You should provide similar disclosure in your liquidity section of management’s discussion and analysis to clarify that you plan to rely on borrowings to fund your short-term capital needs until you generate sufficient funds from operations to meet those requirements.

In response to the Staff’s comment, the Company has added disclosure to pages 8 and 65 of the Amendment to clarify that approximately all of its cash balance will be distributed to LLC investors before the Reorganization (which will take place prior to the effectiveness of the Form S-1) and that, as a result, the Company plans to rely on borrowings under a prospective line of credit to fund the short-term capital needs of its operations until additional cash flow from operations has been generated following the offering.

Risk Factors, page 13

3.                                      Your response to prior comment 8 indicates that you have tax compliance issues that relate to items “which represent less than 10% of the Company’s total liabilities.”  Please advise us whether you believe these non-income tax issues may materially affect your liquidity or if they may require the use of offering proceeds.

The Company respectfully advises the Staff that it does not believe these non-income tax issues will materially affect its liquidity, as the Company has sufficient cash flow from operations.  Additionally, the Company does not expect to use offering proceeds to settle these non-income tax issues.

Use of Proceeds, page 34

4.                                      Please revise to clarify the approximate amount of borrowings under the new line of credit as of the anticipated effective date.  State the maturity date for those borrowing arrangements as well as the interest rate under the new line of credit.

In response to the Staff’s comment, the Company has added disclosure to pages 35 and 65 of the Amendment to clarify that it plans to borrow approximately $10 million from the planned credit facility prior to the Reorganization.  The Company expects that same amount to be outstanding under the credit facility as of the anticipated effective date of the Form S-1.

The Company will include a description of the materials terms of the credit facility in a subsequent amendment to the Form S-1 once such terms have been finalized.

Unaudited Pro Forma Consolidated Financial Statements, page 40

5.                                      We note your disclosure that the Pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable and factually supportable.  Please tell us what consideration you also gave to whether the income statement adjustments are directly attributable to the transaction and expected to have a continuing impact, and whether the balance sheet adjustments are directly attributable to the transaction.  We refer you Rule 11-02(b)(6)of Regulation S-X.  Please revise your disclosures accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 41 and 45-46 of the Amendment to disclose how each income statement pro forma adjustment is directly attributable to the transaction and expected to have a continuing impact, and how each balance sheet adjustment is directly attributable to the transaction.

6.                                      We note your response to prior comment 17 that the adjustments described in notes (b), (c), and (i) comply with the requirements of Article 11 of Regulation S-X as they are factually supportable, directly attributable to the transaction and are expected to have a continuing impact on your results of operations.  However, we note your disclosure on page 102 that with respect to the Profits Interest Grant and Repurchase Agreement with Mr. Semmelbauer, the profits interest vests as to one sixth of the interest on April 5, 2011, with the remaining five-sixths vesting in equal installments over the subsequent five year period, and that upon a change of control or qualified public offering, 50% of any unvested portion of the profits interest will immediately vest, with the remaining unvested portion converting to restricted stock and continuing to vest in accordance with the vesting schedule outlined above.  Please tell us why you believe your adjustment described in note (i) on page 44 is directly attributable to the transaction.  That is, it appears that these awards would continue to vest in accordance with the vesting schedule outlined above absent a qualified public offering.

In response to the Staff’s comment, the Company respectfully advises the Staff that any unvested portion of Mr. Semmelbauer’s profits interest award will be modified and exchanged for new restricted shares of common stock at the time of the Reorganization (such shares, the “Restricted Stock”). As a result of the modification, the historical charge will be adjusted as a pro forma adjustment as if the Reorganization had taken place on January 1, 2011. Upon the consummation of the offering, which will constitute a “qualified public offering” under the terms of Mr. Semmelbauer’s Profits Interest Grant and Repurchase Agreement, 50% of the then unvested portion of the Restricted Stock issued to Mr. Semmelbauer in connection with the Reorganization will immediately vest. The Company will record the 50% acceleration charge based on the fair value of the Restricted Stock at the time of the modification.  The Company will account for the remaining unvested shares of Restricted Stock as equity classified awards and will continue to record a compensation expense based on the modification date fair value over the remaining vesting period following the offering.  The pro forma adjustment in note (i) represents the adjustment to the historical compensation charge to reflect the difference between the compensation charge recorded pre-Reorganization for the original award, which is classified as a liability, and the compensation charge to be recorded post-Reorganization for the vested Restricted Stock based on the modification date fair value using the same vesting terms as those set forth in Mr. Semmelbauer’s

Profits Interest Grant and Repurchase Agreement. The Company believes that the adjustment associated with the historical charge as described in note (i) on pages 45-46 of the Amendment is directly attributable to the Reorganization since the Restricted Stock will constitute a new class of stock and carry a new charge that did not exist prior to the Reorganization.  On the other hand, the adjustment related to the 50% acceleration of the then unvested portion of Restricted Stock described in note (j) on page 46 of the Amendment is directly attributable to the offering since the triggering event is the occurrence of a “qualified public offering” as set forth in Mr. Semmelbauer’s Profits Interest Grant and Repurchase Agreement.  The Company has revised its disclosure on page 46 of the Amendment to clarify that the 50% acceleration charge is attributable to the offering and will be accounted for as a pro forma adjustment in the balance sheet due to its non-recurring nature.  The Company also respectfully refers the Staff to page 106 of the Amendment and Note 12 to the Consolidated Financial Statements for additional detail regarding Mr. Semmelbauer’s profits interest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics

Revenue per Download, page 52

7.                                      We note your disclosure that your fastest growing purchase options have been those that generate more revenue per download, most notably your On Demand purchase options, and due to this change in product mix, your revenue per download has increased steadily over the last three years.  We further note your disclosure on page 51 that your cost of revenue is substantially similar for your On Demand and subscription-based options, and you don’t believe shifts in the mix between On Demand or subscription-based purchase options will necessarily impact your operating margins.  Please clarify why cost of revenues and gross margins are not impacted by increases in revenue per download.  In this regard, it appears that the commissions you pay third parties are based on number of downloads, and therefore increases in revenues per download would result in increases in gross margin.  Please clarify your disclosures accordingly.

In response to the Staff’s comment, the Company has included additional disclosure on page 53 of the Amendment to clarify that its cost of revenue is similar across purchase options as a percentage of revenue. While some of the Company’s purchase options, namely its On Demand purchase options, capture more revenue per download, these purchase options also pay contributors a higher amount per download.  As such, the Company’s per-download cost of revenue tends to increase in line with revenue per download.  This is why our gross margin is similar across purchase options.

Liquidity and Capital Resources, page 62

8.                                      Please revise your disclosure to include the most recent practicable information regarding borrowings under the new line of credit, including the significant terms, and to discuss any material changes that result from your reliance on borrowings as a significant source of cash assets for the funding of operations.

In response to the Staff’s comments, the Company has included additional disclosure on page 65 of the Amendment regarding the planned borrowings under the credit facility.  The Company does not expect any material changes to result from its short-term borrowings under the credit facility to fund operations during the period following the final distribution to LLC members through such time as additional cash flow from operations has been generated following the offering.

The Company will include a description of the material terms of the credit facility in a subsequent amendment to the Form S-1 once such terms have been finalized.

Critical Accounting Policies and Estimates Equity-Based Compensation

Equity-Based Compensation

Common Stock Valuations, page 67

9.                                      We note your response to prior comment 26.  However, based on your disclosures on page 70, it appears that in determining the exercise price as of each grant date the Board took into account the fair value as determined by the most recent third party valuation, but also took into account certain events that took place during the period, such as introduction of new functionality, continued growth in your revenues and customer base, commencement of discussions regarding an IPO, and the initial release of your first mobile applications, and as a result determined the exercise price to be greater than the fair market value as determined by the most recent third party valuation.  It remains unclear why these factors were also not considered in determining the fair value of your shares as of each grant date.  Please clarify and revise your disclosures accordingly.

In response to the Staff’s comment, the Company has included additional disclosure on pages 73-76 of the Amendment to clarify the factors reviewed on each grant date for purposes of determining fair market value.  On many of the grant dates, after evaluating all the relevant factors since the last independent valuation, including the factors set forth in the bullet points on page 72 of the Amendment and the factors considered by the Board on each grant date for purposes of determining the exercise price, the Board determined that no event had occurred subsequent to the date of the relevant third-party valuation that would materially affect the value of the Company as set forth in such valuation.  As a result of such determination, the Board determined fair value to equal the amount set forth in such valuation.  Notwithstanding that determination, for certain grant dates, the Board determined that it would be appropriate to have an exercise price that exceeded the fair value of the Company’s common stock as an equitable adjustment with respect to prior grants based on the same valuation.

In connection with the grants made in November 2010 and December 2011, the Board determined the fair value per share based on its own independent determination taking into account all relevant factors and did not rely on an independent third-party valuation to determine fair value, although the February 18, 2011 valuation was one factor considered by the Board in determining the fair market value per share in connection with the December 2011 grants.  No third-party valuation was available for the November 2010 grants and the December 15, 2011 valuation report was not available at the time the December 2011 grants were made.  The Company has included additional disclosure on pages 73 and 74 of the Amendment to clarify that the Board made an independent determination of fair value in connection with the grants made in November 2010 and December 2011.

10.                               Please clarify why you considered the fair value of your common stock to be $16.67 for options granted May 1-18, 2012 when the fair market value as determined by a third party valuation effective April 15, 2012 was $18.67.

The Company respectfully advises the Staff that, in connection with the grants made between May 8 and May 28, 2012, the Company received a draft of the April 15, 2012 valuation report, which the Company expected would be finalized shortly thereafter.  On each grant date between May 8 and May 28, 2012, the Board, based on that valuation report, established the fair value to be $18.67 per share and approved grants with an exercise price of $18.67 per share.  The third party valuation effective April 15, 2012 was finalized on May 29, 2012 and confirmed fair market value at $18.67 per share.  The Company has revised its disclosure on pages 72 and 75 of the Amendment to indicate that the Board established the fair value for options granted between May 8 and May 28, 2012 at $18.67, and not $16.67, per share.

11.                               When the estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent valuation date and the midpoint of your IPO offering range.  The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

The Company respectfully acknowledges the Staff’s comment and confirms that it will revise its disclosure to include the requested discussion in a subsequent amendment once the price range has been established.

12.                               Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.  In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

The Company respectfully acknowledges the Staff’s comment and has included disclosure addressing the Staff’s comment on page 71 of the Amendment.

Certain Relationships and Related Party Transactions, page 109

13.                               Please advise us whether the former executive officer described in your response to prior comment 40 was an executive officer in the last three completed fiscal years.  If yes, please revise to describe the material terms and conditions of this former executive’s Profit Interest Agreement.  We refer you to Instruction 1 to Item 404 of Regulation S-K and Instruction 1 to Item 404(a).

In response to the Staff’s comment, the Company advises the Staff that the former executive, Adam Riggs, was the Company’s President until September 2010.  Accordingly, the Company has added disclosure to page 116 of the Amendment to describe the material terms and conditions of Mr. Riggs’ Employment Agreement.

Consolidated Financial Statements

Notes To Consolidated Financial Statements

(1) Summary of Operations and Significant Accounting Policies

Revenue Recognition, page F-10

14.                               We note your response to prior comment 49 that you do not consider your purchase options to be multiple element arrangements because a customer cannot purchase these options within the same arrangement.  Please clarify whether a customer can purchase an option together with your subscription or usage based plans and whether you consider these to be multiple element arrangements.

The Company respectfully advises the Staff that, when the Company refers to purchase options (for example on page 55 of the Amendment), this represents the different plans offered by the Company (i.e., subscription or usage based plans). Additionally, the Company respectfully advises the Staff that a customer cannot purchase an option together with the purchase of a subscription or usage based plan. All purchase plans are sold to customers at a price equal to fair value (the list price) even when a customer may have purchased multiple plans, as each purchase by a customer represents a separate buying decision.

15.                               We note your response to prior comment 48 and your revised disclosure on page F-12.  Please clarify whether you recognize revenue upon sale to the reseller, or upon sale to the end users.  Further, please clarify the activities you perform in providing the service and the activities the reseller performs in providing the service, and tell us what consideration you gave to the other factors outlined in ASC 605-45-45 in determining recognition of revenue on a net basis is appropriate.

The reseller program comprises less than 2% of the Company’s total revenue. The Company respectfully advises the Staff that resellers sell two types of image plans to end-users: subscription plans and On Demand plans. Subscription plans allow the end-user to download up to 25 images per day from the Shutterstock library for a specified period of time.  On Demand plans allow end-users to download a fixed number of images from the Shutterstock library for a specified period of time.  Resellers are required to pay a fixed price based on the type of subscription plan or On Demand plan sold to end-users.  The Company recognizes revenue from subscription plans ratably over the subscription period and recognizes revenue from the sale of On Demand plans on a per unit basis as the images are downloaded.

The Company contracts with third party resellers to resell its image plans to end-users, typically in markets in which the Company does not have a strong presence. In the Company’s arrangements with its resellers, it provides the reseller the ability to resell its image plans and charges the reseller a fixed price per plan sold, typically 25% off of the standard list price. The reseller contracts directly with the end-user.  Once an arrangement is reached between the reseller and the end-user, the reseller will submit the end-user’s information to the Company, who will then provide the reseller with user IDs and passwords for use on the Company’s website.  The reseller will interact directly with the end-user to provide the end-user with his or her user ID and password.  The Company invoices the reseller for the total number of image plans sold at the end of each month.  In the Company’s view, the reseller is the principal in the transaction with the end-user and, accordingly, the Company records revenue in the amount invoiced to the reseller.  This view is based on the Company’s evaluation of the following relevant indicators outlined in ASC 605-45-45, Principal agent considerations:

Net Indicators

•                  Whether the company has latitude in establishing price.  The reseller has complete latitude in establishing price for the plans the reseller sells to end-users. The reseller negotiates independently with and enters into arrangements with end-users and the Company does not have any involvement in determining the price charged to customers.

•                  Whether the amount the company earns is fixed. The price the reseller is obligated to pay Shutterstock when it resells an image plan is fixed regardless of the price the reseller negotiates with its end-user customer.

•                  Whether the company has credit risk.  The reseller assumes credit risk for the amounts due from end-users.  Resellers are obligated to pay the Company for image plans sold irrespective of whether the reseller can collect from its end-user customer.

•                  Whether the company is the primary obligor in the arrangement.  The Company believes that the reseller is the primary obligor. The reseller is the party contracting directly with the customer.  While the customer downloads images directly from the Shutterstock website and deals with the Company for certain technical issues related to downloading the images (fulfillment activities associated with primary obligor), the reseller owns and manages the relationship with the end-user and performs certain other tasks commonly associated with being the primary obligor, such as the handling of customer satisfaction issues (including whether the image plans are meeting the customer’s needs).  Lastly, if the end-user customer is unhappy with the image plan, its only recourse is to the reseller.

Gross Indicators

•                  Whether the company has general inventory risk.  The reseller does not buy images or image plans in advance and does not commit to a minimum level of purchases.

The other indicators outlined in ASC 605-45-45 are not determinative.

Based on the collective weight of the indicators as described above, the Company concluded that revenues should be reported net.  In other words, revenues should be reported in the amount invoiced to the reseller.

The Company does not have visibility into the amounts the reseller charges the end-user and believes this further indicates that it should record the amount it invoices to the reseller as its revenue.

(2) Unaudited Pro Forma Information, page F-18

16.                               We note your response to prior comment 51 that Pro forma notes (a), (b), (c), (f), and (k) listed on pages 44 and 45 of the Amendment are included within the pro forma footnote in the Consolidated Financial Statements because they relate to conversion of securities that result in changes in the capital structure in connection with reorganization in accordance with FRM topic 3430.  Please tell us why you consider the adjustments described in Pro forma notes (b), (c), and (k)(ii) and (iii) to result in changes to the capital structure.  That is, tell us how these transactions represent changes in terms, or conversion, of outstanding securities.

The Company respectfully advises the Staff that, as described on pages 45 and 47 of the Amendment, notes (b) and (l)(ii) represent the reclassification of the executive officer’s membership interest in the LLC, currently classified as a liability award, to new common stock and additional paid-in capital, while notes (c) and (l)(iii) represent the reclassification of a key employee’s membership interest in the LLC to new common stock and additional paid-in capital. Both of these adjustments represent a conversion or exchange of an outstanding member’s interest to shares of common stock as a result of the Reorganization. As disclosed in Note 11 and Note 12 to the Consolidated Financial Statements on page F-30, only upon a Liquidation of the LLC, as defined in the LLC’s operating agreement, shall the aforementioned executive officer and key employee holding these membership interests be entitled to operating profits of the LLC. In connection with the Reorganization, these membership interests in the LLC will be exchanged for shares of the Company’s common stock, which will not contain a liquidation condition. The exchange of the existing profits interests award held by our executive officer, which is classified as a liability, and the existing equity award held by one of our key employees for shares of the Company’s stock will increase the number of shares of the Company’s stock outstanding post-Reorganization, representing a change in the capital structure of the Company in accordance with FRM topic 3430.

17.                               We note your disclosure in the fourth bullet point that pro forma information has been presented to give effect to “The payment of distributions in the amount of $      prior to the Reorganization as a result of distributions declared and paid in the latest twelve months exceeding earnings for this period.”  Please clarify how this payment is a result of distributions declared and paid in the latest twelve months exceeding earnings for the period.

In response to the Staff’s comment, the Company has revised its pro forma disclosure on pages 45, F-19 and throughout the Amendment to indicate that the adjustment represents the accrual for the amount of distributions declared and paid after June 30, 2012 and prior to the Reorganization. The Company also respectfully advises the Staff that the Company has revised its pro forma disclosure on pages 47, F-20 and throughout the Amendment to indicate that the additional shares of common stock to be issued as a pro forma adjustment represent the share equivalent of the dollar amount of distributions declared and paid from July 1, 2011 through the date of the Reorganization, to the extent such distributions are in excess of earnings for the previous twelve months. In accordance with Staff Accounting Bulletin (SAB) Topic 1.B.3, any dividends declared and paid during the last twelve months as well as for the period subsequent to the June 30, 2012 balance sheet and prior to the Reorganization in excess of earnings for the previous twelve-month period should be presented as a pro forma adjustment in the calculation of pro forma earnings per share, even though the stated use of proceeds is other than for the payment of dividends. The Company respectfully advises the Staff that, due to nature of its business, it collects cash in advance and defers revenue recognition until the services have been provided, while monthly distributions to owners are based on the cash and cash equivalents available. As a result, distributions typically exceed earnings on a monthly basis. For the avoidance of doubt, the proceeds from the offering will not be used by the Company to fund any such distributions.

18.                               We note your response to prior comment 53.  Once the dollar amounts are known and included in this footnote and other pro forma presentations we may have further comments.

The Company respectfully acknowledges the Staff’s comment and confirms that it will include the dollar amounts referenced above in a subsequent amendment once such amounts are known.

(10) Value Appreciation Rights Plan, page F-28

19.                               We note your disclosure in response to prior comment 57 that the unrecognized compensation charge at March 31, 2012 is $9.2 million.  Please also disclose the amount of this unrecognized compensation expense that is vested as of this date and will be recognized upon effectiveness of an initial public offering.

In response to the Staff’s comment, the Company has revised Note 10 to the Consolidated Financial Statements on page F-29 of the Amendment to disclose that the unrecognized compensation expense for vested VAR Plan awards at June 30, 2012 is approximately $2.6 million, which will be recognized upon the Company’s Reorganization.

(11) Common Member Ownership Subject to Put Feature, page F-29

20.                               Please disclose the unrecognized compensation expense relating to this award as of March 31, 2012.

In response to the Staff’s comment, the Company has revised Note 12 to the Consolidated Financial Statements on page F-30 of the Amendment to disclose that the unrecognized compensation expense for unvested profits interest awards at June 30, 2012 is approximately $7.5 million, which reflects the current valuation of the award.

Indemnification of Directors and Officers, page II-1

21.                               Please advise us whether your indemnification agreements are signed and executed or whether they will be prior to effectiveness.  Please also advise us whether the form indemnification agreement to be filed as Exhibit 10.1 also covers your Fund Indemnitors.  We refer you to Instruction 2 to Item 601 of Regulation S-K.

The Company respectfully advises the Staff that it intends to execute Indemnification Agreements with all of its named executive officers and directors and with certain of its other officers prior to the effectiveness of the Form S-1.  The Company further advises the Staff that the inclusion of a reference to “fund indemnitors” in the initial filing of the Form S-1 was in error.

* * * * * * * * * * * * * * *

Please do not hesitate to contact me by telephone at (212) 506-5391 or by email at druff@orrick.com, or Brian Margolis by telephone at (212) 506-5125 or by email at bmargolis@orrick.com, with any questions or comments regarding this correspondence.

Very truly yours, /s/ David M. Ruff
David M. Ruff

Enclosures

cc:                                Jonathan Oringer, Shutterstock, Inc.
Timothy E. Bixby, Shutterstock, Inc.
Brian B. Margolis, Esq., Orrick, Herrington & Sutcliffe LLP